Exhibit 99.7

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto announces satisfaction of Conditions Precedent to the Investment Agreement with the Government of Mongolia for the development of Oyu Tolgoi
31 March 2010
Rio Tinto confirmed today the satisfaction of the conditions precedent to the Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. The Investment Agreement has now taken full and binding effect.
Under the terms of the Investment Agreement and associated Shareholders’ Agreement, the Government of Mongolia will own 34 per cent of OT LLC, the license holder of the Oyu Tolgoi project. Key terms include a stable operational and tax environment, provisions dealing with the Government’s equity participation and financing arrangements.
Rio Tinto and Ivanhoe Mines Ltd, the development partners for the project, will now move forward with the Government of Mongolia to commence the development phase of the project. Production is expected to commence in 2013, with a five year ramp up to full expected production of 450,000 tonnes of copper per year with significant gold by-products. While projections remain to be confirmed in an updated development plan, Ivanhoe estimates total investment over the next four years to build and commission the initial mining complex will be approximately US$4 billion (100% basis). Building a coal-powered electricity generating plant for Oyu Tolgoi would require an additional capital commitment.
Andrew Harding, chief executive, Copper, Rio Tinto said “The completion of the Investment Agreement with the Government of Mongolia underlines a key milestone for the Oyu Tolgoi deposit. We plan to be a partner in Mongolia for decades to come and are looking forward to moving into the development phase of the project.”
Rio Tinto currently owns 98.6 million shares of Ivanhoe Mines representing 22.4 per cent of Ivanhoe Mines. Pursuant to certain existing contractual arrangements between Rio Tinto and Ivanhoe Mines, Rio Tinto has the right at any time to exercise its share purchase warrants and/or convert its convertible loan into shares of Ivanhoe Mines. Rio Tinto also has, among other things, the right to acquire additional securities so as to maintain its proportional equity interest in Ivanhoe Mines, and the right to acquire additional Ivanhoe Mines securities in certain other circumstances and subject to certain limits.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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